Exhibit 99.1

For Release: November 18, 2003, 7:30 a.m. EST	Contact:	Paula M. Angelo
(248) 813-2626
paula.m.angelo@delphi.com

DELPHI TO LAUNCH EMPLOYEE OPTION EXCHANGE OFFER

One-for-one exchange for cash settled awards to reduce shareholder dilution, enable employees to align existing awards with Delphi’s new compensation philosophy

     TROY, Mich. — Delphi Corp. (NYSE: DPH) announced it will launch a one-for-one exchange offer later today, giving eligible employees the opportunity to exchange certain stock options for cash-settled stock appreciation rights (SARs).

     Similar to options, SARs will enable participating employees to continue to benefit from future appreciation in Delphi common stock. However, as no Delphi shares are issued in connection with a cash-settled SAR, the newly issued SARs will reduce the potential share dilution caused by our outstanding options. Participating employees will also save the transaction costs associated with the exercise of options.

     The offer applies to eligible employees located in the U.S., France, Germany and Mexico. These employees will receive a written “Offer to Exchange” and other documents related to the offer. Delphi’s directors and top-ranking executive officers, including those named in the company’s proxy, are not eligible to participate in the offer and will not receive the offer documents. Participation in the offer is voluntary. Only options having an exercise price equal to or greater than $17.00 per share may be exchanged.

     “In the past, Delphi granted options to a broad group of employees,” noted Kevin Butler, Delphi’s vice president, Human Resources. “However, growing stockholder concern about potential dilution has caused us to modify our compensation philosophy and decrease the use of options. We believe this program addresses the dilution issue but, unlike an option repricing, does not impact the value to employees of outstanding eligible options. In addition, the program allows eligible employees to better align their outstanding incentive awards with our new compensation philosophy and to save transaction and administrative fees associated with an option exercise.”

-more-

     Each SAR represents the right to receive, at the time of exercise, cash in an amount equal to the difference between the grant price of the SAR and the fair market value of a share of Delphi common stock. The grant price of each SAR will equal the exercise price of the eligible option being exchanged in the offer. All other terms of such option, including vesting status, term and termination provisions will carry over to the newly issued SAR. The New York Stock Exchange has confirmed that the offer would not be a repricing requiring shareholder approval under its recently adopted rules.

     Additional Information

     Delphi has not commenced the exchange offer to which this communication pertains. The actual exchange offer will commence with the filing of Delphi’s Tender Offer Statement on the Schedule TO with the Securities and Exchange Commission, slated to occur later today. Holders of Delphi options are strongly advised to read the Tender Offer Statement on the Schedule TO, the Offer to Exchange, and other documents related to the exchange offer when they become available, as they contain important information. Holders of Delphi options may obtain copies of these documents for free at the Securities and Exchange Commission web site at www.sec.gov or through the Investor Relations page of Delphi’s web site at www.delphi.com.

     About Delphi

     For more information about Delphi, visit www.delphi.com.

All statements contained or incorporated in this press release which address operating performance, events or developments that we expect or anticipate may occur in the future (including statements relating to future sales or earnings expectations, savings expected as a result of our global restructurings or other initiatives, portfolio restructuring plans, volume growth, awarded sales contracts and earnings per share expectations or statements expressing general optimism about future operating results) are forward-looking statements. These statements are made on the basis of management’s current views and assumptions with respect to future events. Important factors, risks and uncertainties which may cause actual results to differ from those expressed in our forward-looking statements are discussed in detail in our filings with the Securities and Exchange Commission, including our annual report on Form 10-K for the year ended December 31, 2002. In particular, the achievement of projected levels of revenue, earnings, cash flow and debt levels will depend on our ability to execute our portfolio and other global restructuring plans in a manner which satisfactorily addresses any resultant antitrust or labor issues and customer concerns, any contingent liabilities related to divestitures or integration costs associated with acquisitions, and other matters; the success of our efforts to diversify our customer base and still maintain existing GM business; the continued protection and exploitation of our intellectual property to develop new products and enter new markets; and our ability to capture expected benefits of our cost reduction initiatives so as to maintain flexibility to respond to adverse and cyclical changes in general economic conditions and in the automotive industry in each market we operate, including customer cost reduction initiatives, potential increases in warranty costs, pension contributions, healthcare costs, disruptions in the labor, commodities or transportation markets caused by terrorism or war and other changes in the political and regulatory environments where we do business. Delphi does not intend or assume any obligation to update any of these forward-looking statements.

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